FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __         Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: March 15, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

MARCH 15, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON EARNINGS INCREASE BY 900% TO US$28 MILLION FOR THE FOURTH QUARTER

AND US$58 MILLION FOR THE YEAR

Wheaton River Minerals Ltd. today reported record net earnings of US$27.8 million (US$0.06 per share) for the three months ended December 31, 2003 and US$57.7 million (US$0.14 per share) for the year.  Net earnings for both the fourth quarter and the full year increased by more than 900%, compared with 2002.  Similarly, earnings per share increased by 500% and 250%, respectively.

"Our results are nothing short of spectacular”, said Ian Telfer, Chairman & CEO.  “Over the last two years, significant shareholder value has been created through the timely acquisition of quality, long-life and low-cost operations.  These assets have generated operating cash flows for Wheaton of US$127 million, or US31 cents per share, for the year.  These cash flows set Wheaton apart from its peers, and enable the Company to continue its aggressive growth strategy, focussed on delivering increased shareholder value.  Current metal prices are significantly higher than the 2003 prices realized by Wheaton, which should have a continued positive impact on results moving forward”.

During the fourth quarter, Wheaton sold 156,000 gold equivalent ounces at a total cash cost of minus US$39 per gold equivalent ounce (net of copper credits).  For the year, total sales amounted to 450,100 gold equivalent ounces at a total cash cost of US$61 per gold equivalent ounce (net of copper credits).

Wheaton is a leading gold producer with annual production of more than 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a cash cost of less than US$50 per ounce.  By 2006, Wheaton is scheduled to produce approximately 900,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.

Conference Call Details

Wheaton will hold a conference call at 11:00 a.m. EST today, March 15th, 2004, to discuss these results. You may join the call by dialling toll free 1-800-446-4472, or 416-696-6140 for calls outside of Canada & the United States. You may also go to the website at www.wheatonriver.com to listen to the call via live or archived audio webcast.

For further information please contact Investor relations at (604) 696-3011 or email ir@wheatonriver.com

WHEATON RIVER MINERALS LTD

Interim Management’s Discussion and Analysis

Three Months Ended December 31, 2003

…………………………………………………………………………………………………………………………………………………………………………………………………………………………

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  All figures are in United States dollars unless otherwise noted.

HIGHLIGHTS

-  Fourth quarter net earnings of $27.8 million ($0.06 per share), giving record net earnings of $57.7 million ($0.14 per share) for the year.

-  Operating cash flows of $64.5 million for the quarter, totaling $126.7 million for the year.

-  Fourth quarter sales of 156,000 gold equivalent ounces and 53.7 million pounds of copper, giving sales of 450,100 gold equivalent ounces and 113.7 million pounds of copper for the year.

-  Total cash costs of minus $39 per gold equivalent ounce for the quarter and $61 for the year.

-  The Company remains unhedged to gold, copper and silver prices.

-  Cash and cash equivalents at December 31, 2003 of $151.9 million (2002 - $22.9 million) and working capital of $147.5 million (2002 - $24.4 million).

FOURTH QUARTER RESULTS
FOR THREE MONTHS ENDED DECEMBER 31

		2003
	Luismin	Peak	Alumbrera	Corporate	Total
	(Note 1)	(Note 2)	(Note 3)
Sales	$18,343,000	$10,756,000	$74,321,000	$-	$103,420,000
- Gold (ounces)	28,100	26,500	81,600	-	136,200
- Silver (ounces)	1,475,900	-	-	-	1,475,900
- Gold equivalent (ounces) (Note 1)	47,900	26,500	81,600	-	156,000
- Copper (lbs)	-	1,121,100	52,610,400	-	53,731,500
Net earnings (loss)	$577,000	$2,379,000	$26,014,000	$(1,152,000)	$27,818,000
Average realized gold price (per ounce)	$393	$391	$379	$-	$385
Average realized silver price (per ounce)	$5.29	$-	$-	$-	$5.29
Average realized copper price (per lb)	$-	$0.90	$0.96	$-	$0.96
Total cash costs (per ounce)	$179	$302	$(277)	$-	$(39)

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended December 31, 2003 the equivalency ratio was 74 ounces of silver equals one ounce of gold sold.

(2)

The calculation of total cash costs per ounce of gold for the Peak mine is net of by-product copper sales revenue.

(3)

The calculation of total cash costs per ounce of gold for the Alumbrera mine is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $108 per ounce of gold and $0.38 per pound of copper.

		2002
	Luismin	Corporate	Total
	(Note 1)
Sales	$17,938,000	$-	$17,938,000
- Gold (ounces)	32,300	-	32,300
- Silver (ounces)	1,672,200	-	1,672,200
- Gold equivalent (ounces) (Note 1)	55,600	-	55,600
Net earnings	$1,915,000	$662,000	$2,577,000
Average realized gold price (per ounce)	$323	$-	$323
Average realized silver price (per ounce)	$4.51	$-	$4.51
Total cash costs (per ounce)	$186	$-	$186

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended December 31, 2002 the equivalency ratio was 72 ounces of silver equals one ounce of gold sold.

Net earnings for the three months ended December 31, 2003 total $27,818,000 ($0.06 per share), on sales of $103,420,000.  During the same period of 2002, net earnings were $2,577,000 ($0.01 per share) on sales of $17,938,000, all from the Luismin operations.  Operating cash flow for the quarter was $64,483,000 compared with $5,500,000 in 2002.

Total cash costs for the fourth quarter of 2003 were minus $39 per gold equivalent ounce (net of by-product copper sales) on sales of 156,000 gold equivalent ounces, compared to total cash costs of $186 in the fourth quarter of 2002, on Luismin sales of 55,600 gold equivalent ounces.

Luismin sold 47,900 gold equivalent ounces during the quarter at a total cash cost per ounce of $179, compared with sales of 48,300 gold equivalent ounces in the third quarter at a total cash cost of $180.  During the fourth quarter of 2002, Luismin sold 55,600 gold equivalent ounces at a total cash cost of $186.

Peak sold 26,500 ounces of gold and 1.1 million lbs of copper during the quarter at a total cash cost of $302 per ounce, compared to third quarter sales of 39,200 ounces of gold and 1.8 million lbs of copper at a total cash cost of $223.  Third quarter sales were exceptionally high, as a result of the sale of six months of production of copper concentrate (including gold) during the period.  Fourth quarter sales and costs were negatively impacted by short-term operating inefficiencies resulting from significant changes in operating methods, which are expected to result in long-term benefits commencing in early 2004.

Wheaton’s share of Alumbrera’s sales for the quarter was 81,600 ounces of gold and 52.6 million lbs of copper, as compared with 38,600 ounces of gold and 26.5 million lbs of copper in the third quarter.  Increased fourth quarter sales are primarily attributable to product shipments late in the third quarter (Wheaton’s share – 20,400 ounces of gold and 13.4 million lbs of copper) which were not recognized in sales until the fourth quarter due to contract terms that delayed the transfer of title, which is a requirement in the Company’s accounting policy for revenue recognition.  Total cash costs per ounce were minus $277 for the quarter, compared with minus $132 in the third quarter, primarily as a result of increased by-product copper credits resulting from higher copper prices.

The average spot gold price on the London Metal Exchange for the quarter was $391 per ounce, which is comparable with the average prices realized in the Luismin and Peak operations.  The average realized gold price at the Alumbrera operation was $379 per ounce for the quarter, as a result of approximately 25% of the sales having been contracted at a lower price in previous quarters.  The average silver and copper prices during the three months were $5.26 per ounce and $0.93 per lb, respectively, which are comparable with the average prices realized by each of the operations.

General and administrative expenses for the fourth quarter of 2003 were $3,764,000, including $2,057,000 from Luismin and $1,707,000 of corporate costs.  General and administrative expenses of $2,450,000, incurred in the same period of 2002, included $2,014,000 from Luismin and $436,000 of corporate costs.  The increased corporate costs in 2003 reflect the growth and increased level of corporate activity.

Exploration expense was $476,000 in the fourth quarter, including expenditures of $194,000 at Luismin and $228,000 at Peak.  This compared to $703,000 in 2002, including expenditures of $201,000 at Luismin and the remainder incurred primarily to explore several flow-through joint venture projects in Canada.

During the fourth quarter, the Company earned a foreign exchange gain of $3,275,000 (2002 – $120,000), which resulted primarily from a 5% appreciation in the US dollar value of its Canadian dollar denominated cash holdings.

Also during the quarter, the Company recorded an income tax expense of $15,394,000 (2002 - $2,087,000), representing $456,000 of cash taxes and $14,938,000 of future income taxes.

ANNUAL RESULTS
YEAR ENDED DECEMBER 31

		2003
	Luismin	Peak	Alumbrera	Corporate	Total
	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales	$66,251,000	$36,475,000	$109,907,000	$-	$212,633,000
- Gold (ounces)	106,300	97,200	165,800	-	369,300
- Silver (ounces)	6,054,200	-	-	-	6,054,200
- Gold equivalent (ounces) (Note 1)	187,100	97,200	165,800	-	450,100
- Copper (lbs)	-	2,964,100	110,754,600	-	113,718,700
Net earnings (loss)	$10,802,000	$5,277,000	$43,156,000	$(1,576,000)	$57,659,000
Average realized gold price (per ounce)	$366	$365	$365	$-	$365
Average realized silver price (per ounce)	$4.88	$-	$-	$-	$4.88
Average realized copper price (per lb)	$-	$0.85	$0.86	$-	$0.86
Total cash costs (per ounce)	$186	$250	$(191)	$-	$61

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2003 the equivalency ratio was 75 ounces of silver equals one ounce of gold sold.

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.  The calculation of total cash costs per ounce of gold for Peak is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $117 per ounce of gold and $0.40 per pound of copper.

		2002
	Luismin	Corporate	Total
	(Note 1)
Sales	$34,693,000	$-	$34,693,000
- Gold (ounces)	59,700	-	59,700
- Silver (ounces)	3,208,900	-	3,208,900
- Gold equivalent (ounces) (Note 1)	106,300	-	106,300
Net earnings (loss)	$4,990,000	$612,000	$5,602,000
Average realized gold price (per ounce)	$326	$-	$326
Average realized silver price (per ounce)	$4.55	$-	$4.55
Total cash costs (per ounce)	$182	$-	$182

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2002 the equivalency ratio was 69 ounces of silver equals one ounce of gold sold.

Net earnings for the year ended December 31, 2003 total $57,659,000 ($0.14 per share), on sales of $212,633,000.  During 2002, net earnings were $5,602,000 ($0.04 per share) on sales of $34,693,000, all from Luismin operations.  Operating cash flow for the year was $126,678,000, compared with $4,361,000 in 2002.

During the year, the Company sold a total of 450,100 gold equivalent ounces and 113.7 million lbs of copper at a total cash cost of $61 per gold equivalent ounce (net of by-product copper sales).  This compared with 2002 sales of 106,300 gold equivalent ounces at a total cash cost of $182 per ounce, all from the Luismin operations.

During 2003, the Luismin operations sold 187,100 gold equivalent ounces at a total cash cost of $186 per ounce, compared with sales of 106,300 gold equivalent ounces at a total cash cost of $182 per ounce in 2002.  The Luismin operations were acquired during June 2002, and hence the 2002 operating results only include six and a half months of the Luismin operations.

Peak sold 97,200 ounces of gold and 3.0 million lbs of copper during the nine and a half months from the date of acquisition, March 18, 2003.  Total cash costs averaged $250 per ounce, net of by-product copper sales revenue.

Wheaton’s share of Alumbrera’s 2003 results amounted to 165,800 ounces of gold and 110.8 million lbs of copper at a total cash cost of minus $191 per ounce, net of by-product copper sales revenue.

General and administrative expenses for the year ended December 31, 2003 totaled $9,654,000, including $4,816,000 from Luismin and $4,838,000 of corporate costs.  General and administrative expenses of $6,329,000 incurred in 2002 included $3,899,000 from Luismin and $2,430,000 of corporate costs.  Luismin costs in 2003 represent the full twelve months of operations whereas 2002 costs were incurred since the acquisition date on June 19, 2002.  The increased corporate costs in 2003 reflect the growth and increased level of corporate activity.

Exploration expense was $1,875,000 during 2003, including expenditures of $1,103,000 at Luismin and $426,000 at Peak.  This compared to $2,126,000 in 2002, incurred to explore several flow-through joint venture projects in Canada, Luismin projects and the Bellavista project.

OTHER INCOME (EXPENSE)

	Year Ended December 31
(in thousands)	2003	2002	2001
Interest income	$1,591	$480	$561
Gain on sale of marketable securities	2,095	3,593	-
Foreign exchange gain (loss)	6,774	(71)	230
Other items	(1,237)	868	(1,272)
Property, plant and equipment written down	-	-	(8,707)
	$9,223	$4,870	$(9,188)

Interest income in 2003 increased to $1,591,000 compared to $480,000 in 2002, due to significantly higher cash balances on hand.  The foreign exchange gain of $6,774,000 in 2003 resulted primarily from the appreciation of Canadian dollar denominated cash deposits against the US dollar.  Other items in 2003 include severance costs of $509,000 due to former employees of the Company and compensation expense of $467,000 for share purchase options granted to non-employees.

Income tax expense in 2003 amounted to $25,044,000 (2002 - $2,453,000), representing $763,000 of cash income taxes and $24,281,000 of future income taxes.  The tax rate for the Luismin operations averaged 42% for the year, as compared with an expected rate of 32%, primarily as a result of certain expenses not being deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003 the Company had cash and cash equivalents of $151,878,000 (December 31, 2002 - $22,936,000) and working capital of $147,484,000 (December 31, 2002 - $24,422,000).

Total assets increased to $891,005,000 at December 31, 2003 from $152,098,000 at December 31, 2002. Contributing to the rapid growth was the March 18, 2003 acquisition of a 25% interest in the Alumbrera mine in Argentina and 100% of the Peak gold mine in Australia, together with the June 24, 2003 acquisition of an additional 12.5% interest in Alumbrera.  Total consideration for these acquisitions was $304,383,000 including acquisition costs, of which $33,924,000 was apportioned to Peak and $270,459,000 to Alumbrera.  During October 2003, the Company acquired a 100% interest in the Los Filos gold deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon gold deposit, both located in Mexico, for cash consideration of $89,486,000.

The acquisition of Peak and the initial 25% interest in Alumbrera were financed through the February 2003 issue of 230,000,000 subscription receipts for gross proceeds of $217,952,000 (Cdn$333,500,000) less share issue costs of $15,934,000.  In March 2003, each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

The $90,000,000 purchase price of the additional 12.5% interest in Alumbrera was satisfied by the payment of $65,000,000 in cash and by the issuance of a promissory note in the amount of $25,000,000 at an interest rate of LIBOR plus 2%, which is due on May 30, 2005.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.  The outstanding balance of the promissory note equals $19,443,000 after 2003 principal repayments of $5,557,000.

The cash portion of the purchase price for the additional 12.5% of Alumbrera was funded by a $50,000,000 bank term loan, and a $25,000,000 revolving working capital facility which was repaid in August 2003.  The bank term loan bears interest at LIBOR plus 2.75% per annum, requiring semi-annual principal repayments of $5,000,000 until June 30, 2005 and $7,500,000 until maturity on June 30, 2007, plus additional principal repayments based on the Company’s consolidated net cash flows.  The remaining principal amount of the bank term loan at December 31, 2003 was $45,000,000.  The revolving working capital facility bears interest at LIBOR plus 3% per annum.  The facility may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, reducing to $15,000,000 to the maturity date of June 30, 2008.  Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period from January 2004 to June 2008.  The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised.  Debt issue costs of $4,242,000 were incurred, and are being amortized to income over the term of the debt.

Alumbrera project debt was incurred to finance the construction and operation of the mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997.  The Company’s share of the remaining balance outstanding at December 31, 2003 is $57,980,000, after 2003 principal payments of $19,362,000.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

During August 2003, the Company issued 47,619,049 units of the Company at a price of Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less share issue costs of $4,514,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008.  Together with cash on hand, the proceeds of the financing were utilized to complete the Los Filos acquisition in October 2003.

During October 2003, the Company issued 38,100,000 units of the Company at a price of Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less share issue costs of $5,103,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008.  The proceeds of the financing are held to fund potential acquisitions and mine construction costs.

During 2003 the Company invested a total of $29,010,000 in property, plant and equipment including expenditures of $15,780,000 at the Luismin operations, $9,653,000 at Peak and $3,411,000 at Alumbrera.  In May and November 2003, the Company received bi-annual cash distributions totaling $35,084,000 from Alumbrera.

During 2002, the Company invested $76,886,000 to acquire the Luismin operations, financed by the issue of special warrants in the amount of $82,068,000.  As part of the purchase consideration, a contingent payment of 11,355,113 common shares of the Company was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.  As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000.

OUTLOOK

In the opinion of management, the working capital at December 31, 2003, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

On January 9, 2004, the Company acquired the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,500,000 Wheaton River Series “B” common share purchase warrants.  Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $113,500,000, including $1,200,000 of acquisition costs.  During 2004, the Company is required to make additional cash payments of $15,200,000 to repay debt.  Construction of an open pit heap leach operation has commenced, and site clearing, access road construction and foundation preparation are underway for the process facilities. Condemnation and final delineation drilling is in process, and further exploration is planned for the second half of 2004.  Production is planned during the fourth quarter of 2005.

At the recently acquired Los Filos gold development project in Mexico, metallurgical, geotechnical and condemnation drilling is underway.  The Company plans to complete a final feasibility study during 2004, with production scheduled to commence in early 2006.

Continued investment into the San Dimas operations in Mexico during 2003 included the closure of the San Antonio mill and the consolidation of processing operations into the Tayoltita mill.  A planned 25% process capacity expansion will be completed during 2004-2005.

At San Martin, a 20% process capacity expansion is scheduled for 2004-2005.

At the Peak mine during 2004, additional development work will be performed at the Perseverance and New Occidental ore bodies which presently account for 100% of production.  Development of the New Cobar underground orebody may commence in 2004, with commercial production possible for 2005.  Resource delineation work will also be performed on the Chesney resource, which with the  possible development of the New Cobar mine could establish infrastructure to exploit the Chesney resource 600 metres along strike.

A reserve and mine plan review is scheduled to be completed at Alumbrera by July 2004, as current reserves and mine planning are based on US$295 gold and US$0.80 copper.  With new mineralization proven in the 2003 drilling program, there is potential to extend the life of Alumbrera in light of current gold and copper prices.

Capital expenditures planned in 2004 to complete the work discussed above are expected to approximate $57,000,000, of which $22,000,000 will be incurred at Amapari.  Luismin’s budgeted expenditures are $21,000,000 of which $6,000,000 relates to Los Filos and $15,000,000 to San Dimas and San Martin.  Peak has planned 2004 capital expenditures of $14,000,000.

In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to  900,000 gold equivalent ounces at a cash cost of US$100 per ounce.

	Three Months Ended December 31, 2003				Year Ended December 31, 2003
Production and Sales Statistics	Luismin (1)	Peak	Alumbrera		Luismin (1)	Peak	Alumbrera

- Ore mined (tonnes)	181,800	219,200	2,409,000		742,400	839,400	7,122,700
- Ore milled (tonnes)	176,000	153,100	3,415,100		724,600	493,100	9,024,300
- Grade
Gold (grams/tonne)	5.21	5.93	0.94		4.79	6.74	0.86
Silver (grams/tonne)	291.15	-	-		289.28	-	-
Gold equivalent (grams/tonne)	8.95	5.93	0.94		8.50	6.74	0.86
Copper by-product (%)	-	0.54	0.69		-	0.46	0.67
- Recovery (%)
Gold	96.70	87.80	73.80		96.50	84.70	73.80
Silver	90.00	-	-		90.50	-	-
Gold equivalent	94.80	87.80	73.80		95.20	84.70	73.80
Copper by-product	-	76.70	88.50		-	64.60	88.60
				Total				Total
- Production (ounces)
Gold	28,100	25,700	75,900	129,700	106,900	92,300	183,000	382,200
Silver	1,483,300	-	-	1,483,300	6,086,300	-	-	6,086,300
Gold equivalent	48,000	25,700	75,900	149,600	188,500	92,300	183,000	463,800
- Inventory adjustment (ounces)	(100)	800	5,700	6,400	(1,400)	4,900	(17,200)	(13,700)
- Sales (ounces) Gold equivalent (Note 1)	47,900	26,500	81,600	156,000	187,100	97,200	165,800	450,100
- By-product production (lbs) Copper	-	1,396,800	47,098,200	48,495,000	-	3,613,600	120,363,800	123,977,400
- Inventory adjustment	-	(275,700)	5,512,200	5,236,500	-	(649,500)	(9,609,200)	(10,258,700)
- By-product sales (lbs) Copper	-	1,121,100	52,610,400	53,731,500	-	2,964,100	110,754,600	113,718,700

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months and twelve months ended December 31, 2003 the respective equivalency ratios were 74 and 75 ounces of silver equals one ounce of gold.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Consolidated Statements of Operations

Years Ended December 31

(US dollars and shares in thousands, except per share amounts - Unaudited)

	Note	2003	2002	2001
Sales		$212,633	$34,693	$9,010
Cost of sales		91,954	19,355	5,452
Royalties		3,712	28	215
Depreciation and depletion		32,393	3,028	324
Reclamation		793	47	1,516
		128,852	22,458	7,507
Earnings from mining operations		83,781	12,235	1,503
Expenses and other income
General and administrative		9,654	6,329	2,516
Interest and finance fees		4,318	487	13
Exploration		1,875	2,126	340
Depreciation and amortization		1,778	108	25
Other (income) expense	4	(9,223)	(4,870)	9,188
		8,402	4,180	12,082
Earnings (loss) before the following		75,379	8,055	(10,579)
Equity in earnings of Minera Alumbrera Ltd	3 (b)	7,324	-	-
Earnings (loss) before income taxes		82,703	8,055	(10,579)
Income tax expense	5	(25,044)	(2,453)	(154)
Net earnings (loss)		$57,659	$5,602	$(10,733)
Earnings (loss) per share – basic		$0.14	$0.04	$(0.18)
Earnings (loss) per share – diluted		$0.13	$0.04	$(0.18)
Weighted-average number of shares outstanding – basic		412,035	137,327	60,075
Weighted-average number of shares outstanding – diluted		439,214	143,227	61,186

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

At December 31

(US dollars and shares in thousands - Unaudited)

	Note	2003	2002
Assets
Current
Cash and cash equivalents		$151,878	$22,936
Appropriated cash	12 (v)	8,840	-
Marketable securities	6	1,142	1,543
Accounts receivable		31,824	5,617
Product inventory and stockpiled ore	7	16,726	156
Supplies inventory		10,083	3,300
Other		4,287	782
		224,780	34,334
Property, plant and equipment	8	583,911	110,896
Stockpiled ore	7	60,736	-
Future income taxes	5	7,211	5,613
Other	9	14,367	1,255
		$891,005	$152,098
Liabilities
Current
Accounts payable and accrued liabilities	10	$31,402	$9,796
Income taxes payable		1,062	116
Current portion of long-term debt	12	41,000	-
Other		3,832	-
		77,296	9,912
Long-term debt	12	81,423	-
Future income taxes	5	145,730	17,509
Provision for reclamation	13	19,604	11,271
Future employee benefits and other	14	10,834	5,352
		334,887	44,044
Shareholders’ Equity
Share purchase options	15	877	410
Contributed surplus		600	600
Share capital
Common shares Authorized: unlimited shares, no par value; Issued and outstanding: 533,697 (December 31, 2002 - 190,400)		505,090	115,152
Retained earnings (deficit)		49,551	(8,108)
		556,118	108,054
		$891,005	$152,098
Commitments (Note 18)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(US dollars, shares and warrants in thousands - Unaudited)

	Common Shares		Special Warrants		Share Purchase Options	Contributed Surplus	Retained Earnings (Deficit)	Total
	Shares	Amount	Warrants	Amount
At January 1, 2001	52,729	$25,284	-	$-	$-	$572	$(2,977)	$22,879
Shares issued for royalty payments	900	356	-	-	-	-	-	356
Special warrants issued	-	-	11,000	3,456	-	-	-	3,456
Special warrants exercised	1,090	346	(1,090)	(346)	-	-	-	-
Share options exercised	1,989	437	-	-	-	-	-	437
Shares repurchased and cancelled	(107)	(51)	-	-	-	28	-	(23)
Share issue costs	-	(373)	-	-	-	-	-	(373)
Fair value of stock options issued to non-employees	-	-	-	-	317	-	-	317
Net loss	-	-	-	-	-	-	(10,733)	(10,733)
At December 31, 2001	56,601	25,999	9,910	3,110	317	600	(13,710)	16,316
Special warrants issued	-	-	110,000	82,068	-	-	-	82,068
Special warrants exercised	119,910	85,178	(119,910)	(85,178)	-	-	-	-
Share options exercised	1,355	411	-	-	-	-	-	411
Warrants exercised	3,450	2,010	-	-	-	-	-	2,010
Shares issued on acquisition of Luismin SA de CV	9,084	6,805	-	-	-	-	-	6,805
Share issue costs	-	(5,251)	-	-	-	-	-	(5,251)
Fair value of stock options issued to non-employees	-	-	-	-	93	-	-	93
Net earnings	-	-	-	-	-	-	5,602	5,602
At December 31, 2002	190,400	115,152	-	-	410	600	(8,108)	108,054
Share options exercised	6,621	5,431	-	-	-	-	-	5,431
Warrants exercised	9,602	5,192	-	-	-	-	-	5,192
Shares issued	327,074	402,266	-	-	-	-	-	402,266
Share issue costs, net of tax	-	(22,951)	-	-	-	-	-	(22,951)
Fair value of stock options issued to non-employees	-	-	-	-	467	-	-	467
Net earnings	-	-	-	-	-	-	57,659	57,659
At December 31, 2003	533,697	$505,090	-	$-	$877	$600	$49,551	$556,118

Shareholders’ Equity (Note 15)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

Years Ended December 31

(US dollars in thousands - Unaudited)

	Note	2003	2002	2001
Operating Activities
Net earnings (loss)		$57,659	$5,602	$(10,733)
Reclamation expenditures		(1,854)	(685)	(304)
Cash distribution from Minera Alumbrera Ltd		12,610	-	-
Items not affecting cash
Depreciation, depletion and amortization		34,171	3,136	349
Provision for reclamation		793	47	1,516
Gain on sale of marketable securities	4	(2,095)	(3,593)	-
Equity in earnings of Minera Alumbrera Ltd		(7,324)	-	-
Future employee benefits		461	380	-
Future income taxes	5	24,281	2,606	-
Share purchase options	15	467	199	211
Property, plant and equipment written down		-	-	8,707
Other		920	(1,090)	322
		120,089	6,602	68
Change in non-cash working capital	16	6,589	(2,241)	1,623
Cash generated by operating activities		126,678	4,361	1,691
Financing Activities
Bank loans	12	75,000	-	-
Repayment of long-term debt		(54,919)	-	-
Common shares issued	15	390,522	2,421	414
Common share and special warrant issue costs		(25,551)	(5,251)	(373)
Debt issue costs	12 (iii)	(4,242)	-	-
Deferred gold put options	12 (i)	(5,786)	-	-
Special warrants issued	15 (a)	-	82,068	3,456
Cash generated by financing activities		375,024	79,238	3,497
Investing Activities
Proceeds on sale of marketable securities, net		4,013	6,169	-
Property, plant and equipment		(29,010)	(5,214)	(1,016)
Acquisition of Minera Alumbrera Ltd, net of cash acquired	3 (b)	(224,356)	-	-
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired	3 (b)	(34,187)	-	-
Acquisition of Los Filos and El Limón gold projects, net of cash acquired	3 (c)	(89,223)	-	-
Acquisition of Luismin SA de CV, net of cash acquired	3 (a)	-	(76,886)	-
Short-term money market instruments		-	13,013	(13,013)
Other		3	520	(457)
Cash applied to investing activities		(372,760)	(62,398)	(14,486)
Increase (decrease) in cash and cash equivalents		128,942	21,201	(9,298)
Cash and cash equivalents, beginning of year		22,936	1,735	11,033
Cash and cash equivalents, end of year		$151,878	$22,936	$1,735
Supplemental cash flow information	16

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Years Ended December 31 2003, 2002 and 2001

(US dollars - Unaudited)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Mexico, Argentina and Australia and has ongoing exploration activities in Mexico and Australia.  During 2002 it also carried on exploration activities in Canada.  The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On March 18, 2003 the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina (Note 3).  On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (Note 3).  On October 31, 2003, the Company acquired the Los Filos gold project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project, both located in Mexico (Note 3).  On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 20).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

(b)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at December 31, 2003 are listed below:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos development project in Mexico
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine in Australia
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine in Argentina

(c)

Investment in Minera Alumbrera Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera.  As a result of this acquisition, the Company now has joint control over Alumbrera and therefore the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(d)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Significant areas where management’s judgment is applied are asset valuations, depreciation and depletion, income taxes, employee future benefits, contingent liabilities and provision for reclamation.  Actual results could differ from those reported.

(e)

Foreign currency translation

The Company’s functional and reporting currency is the United States dollar. Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses are included in the determination of earnings.

 (f)

Financial instruments

The carrying values of cash and cash equivalents, appropriated cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their fair values.

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  Hedging gains or losses are recognized in sales when the hedged production is sold.

(g)

Revenue recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Refining and treatment charges are netted against revenue.

(h)

Exploration and development expenditures

Significant property acquisition costs are capitalized.  Exploration and development expenditures are expensed until a positive economic analysis has been completed that indicates the property is economically feasible.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

(i)

Income and resource taxes

The provision for income and resource taxes is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will more likely than not, fail to be realized.

(j)

Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury method.

(k)

Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(l)

Short-term money market instruments

Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

(m)

Marketable securities

Marketable securities are carried at the lower of cost and market value.

(n)

Inventories

Product inventory is valued at the lower of average cost and net realizable value.  Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence.  Inventories at December 31, 2003 included an obsolescence provision of $2,467,000 (2002 - $441,000).

(o)

Property, plant and equipment

Property, plant and equipment are recorded at cost.  Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized.  Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

(p)

Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine.  The effect of the change has no material impact on the Company’s consolidated financial statements.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin, Peak, Alumbrera and Los Filos were recorded as a liability on acquisition.  Fair value was determined as the discounted future cash expenditures.  Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2003.

(q)

Share option plan

As of January 1, 2002, the Company adopted the standard of the CICA handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of grant.  For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The Company uses the Black-Scholes model to estimate fair value.

Effective January 1, 2004, the Company will adopt the changes to CICA Handbook Section, “Stock-based Compensation and other Stock-based Payments”, whereby all stock options granted are accounted for under the fair value based method.

(r)

Future employee benefits

Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company’s non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered.  This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

3.

ACQUISITIONS

(a)

Luismin SA de CV

On June 19, 2002 the Company acquired all of the outstanding shares of Luismin.  Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company.  The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt.  The Company incurred acquisition costs of $3,266,000.  As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.  As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000, the fair value of the shares on September 29, 2003.

This acquisition has been accounted for using the purchase method and results from Luismin’s operations have been included in the Company’s results of operations from June 19, 2002.  The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued	29,172
Acquisition costs	3,266
$107,438
Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	145,696
Provision for reclamation and closure	(9,072)
Future employee benefits	(7,504)
Future income tax assets	6,500
Future income tax liabilities	(27,674)
$107,438

(b)

Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd.  The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera.  The purchase price for Alumbrera and Peak totaled $214,227,000 including acquisition costs.  Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd (“Rio Algom”, a subsidiary of BHP Billiton Ltd) for a purchase price of $90,156,000 including acquisition costs.  This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (Note 12 (iv)) and acquisition costs paid of $156,000.

(i)

Minera Alumbrera Ltd

The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards.  The total purchase price was $270,459,000 including acquisition costs.  The allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings – March 18 - June 23, 2003	7,324
Cash distribution received	(11,210)
176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note (Note 12 (iv))	25,000
Acquisition costs	156
Cash distribution received	(1,400)
$265,173

Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	36,835
Property, plant and equipment	269,409
Other	58,376
Provision for reclamation and closure	(4,918)
Future income tax liabilities	(47,053)
Long-term debt	(77,342)
$265,173

(ii)

Peak Gold Mines Pty Ltd

The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak’s operations have been included in the Company’s results of operations from March 18, 2003.  The allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$33,583
Acquisition costs	341
$33,924
Net assets acquired:
Cash	$(263)
Non-cash working capital	4,791
Property, plant and equipment	34,219
Other non-current assets	422
Provision for reclamation and closure	(4,145)
Other non-current liabilities	(1,100)
$33,924

(c)

Los Filos and El Limón gold development projects

On October 31, 2003, the Company acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project from Teck Cominco Limited and Miranda Mining Corporation.  Both projects are located in Mexico.  The purchase price was $89,486,000 including acquisition costs.  The acquisition has been accounted for using the purchase method and the preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$87,020
Acquisition costs	2,466
$89,486
Net assets acquired:
Cash	$263
Property, plant and equipment	137,780
Future income tax assets	922
Non-cash working capital	(1,080)
Provision for reclamation and closure	(1,000)
Future income tax liabilities	(47,399)
$89,486

4.

OTHER INCOME (EXPENSE)

(in thousands)	2003	2002	2001
Other income is comprised of:
Interest income	$1,591	$480	$561
Gain on sale of marketable securities	2,095	3,593	-
Foreign exchange gain (loss)	6,774	(71)	230
Other	(1,237)	868	(1,272)
Property, plant and equipment written down	-	-	(8,707)
	$9,223	$4,870	$(9,188)

In 2001 the Company recognised an impairment of $8,707,000 in the carrying value of Bellavista, George Lake and Red Mountain projects.

5.

INCOME TAXES

(in thousands)	2003	2002	2001
Current income tax expense (recovery)	$763	$(153)	$154
Future income tax expense	24,281	2,606	-
	$25,044	$2,453	$154

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

(in thousands)	2003	2002	2001
Earnings (loss) before income taxes	$82,703	$8,055	$(10,579)
Canadian federal and provincial income tax rates	37.6%	39.6%	44.6%
Income tax expense (recovery) based on above rates	31,113	3,190	(4,718)
Increase (decrease) in income taxes due to:
Lower effective tax rates on earnings of foreign subsidiaries	(4,941)	(578)	-
Tax included in equity earnings of Minera Alumbrera Ltd	(3,139)	-	-
Non-deductible expenditures	1,196	-	-
Valuation allowance	508	-	(121)
Resource and other taxes	-	(153)	154
Property, plant and equipment written down	-	-	5,464
Resource allowance	-	-	(625)
Other	307	(6)	-
	$25,044	$2,453	$154

At December 31, 2003, the Company had non-capital losses available for tax purposes in Canada of $15,210,000 that expire from 2007 to 2010 and $33,490,000 that expire from 2004 to 2013 in foreign jurisdictions.

At December 31, 2003, the Company had capital losses in Canada in the amount of $11,014,000 to be carried forward indefinitely and applied to future capital gains.

The components of future income taxes are as follows:

(in thousands)	2003	2002
Future income tax assets
Non-capital losses	$13,985	$13,187
Deductible temporary differences and other	14,948	12,932
Value of future income tax assets	28,933	26,119
Recoverable asset taxes	953	523
Valuation allowance	(4,411)	(6,797)
Future income tax assets	25,475	19,845
Future income tax liabilities
Total taxable temporary differences	(163,994)	(31,741)
Future income tax liabilities, net	$(138,519)	$(11,896)

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$7,211	$5,613
Future income tax liabilities	(145,730)	(17,509)
Future income tax liabilities, net	$(138,519)	$(11,896)

6.

MARKETABLE SECURITIES

(in thousands)	2003	2002
Marketable securities at market values	$1,702	$3,151

7.

PRODUCT INVENTORY AND STOCKPILED ORE

(in thousands)	2003	2002
Stockpiled ore	$62,174	$-
Work in process	2,891	-
Finished goods	12,397	156
	77,462	156
Less: non-current stockpiled ore	60,736	-
	$16,726	$156

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.  This inventory is valued at the lower of cost and net realizable value.

8.   PROPERTY, PLANT AND EQUIPMENT

		2003			2002
(in thousands)	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net
Mineral properties
Luismin mines, Mexico	$120,736	$(6,070)	$114,666	$77,646	$(1,958)	$75,688
Peak mine, Australia	25,672	(2,518)	23,154	-	-	-
Alumbrera mine, Argentina	27,142	(2,091)	25,051	-	-	-
	173,550	(10,679)	162,871	77,646	(1,958)	75,688

Plant and equipment
Luismin mines, Mexico	42,519	(3,334)	39,185	34,280	(1,152)	33,128
Peak mine, Australia	17,726	(1,736)	15,990	-	-	-
Alumbrera mine, Argentina	246,559	(20,553)	226,006	-	-	-
Corporate, Canada	456	(261)	195	440	(198)	242
	307,260	(25,884)	281,376	34,720	(1,350)	33,370
Properties under development
Los Filos project, Mexico	93,691	-	93,691	-	-	-
El Limón project, Mexico	42,161	-	42,161	-	-	-
San Pedrito project, Mexico	3,667	-	3,667	1,838	-	1,838
Other	145	-	145	-	-	-
	139,664	-	139,664	1,838	-	1,838
	$620,474	$(36,563)	$583,911	$114,204	$(3,308)	$110,896

Effective August 1, 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd (“Genco”) for shares and cash totaling $5,000,000.  Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum.  Due to uncertainty surrounding the collectibility of the promissory note, the repayment of the note will be recorded in operations when received.

9.

OTHER NON-CURRENT ASSETS

(in thousands)	Note	2003	2002
Deferred gold put options	12 (i)	$5,786	$-
Deferred debt issue costs	12 (iii)	3,497	-
Other		5,084	1,255
		$14,367	$1,255

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	2003	2002
Accounts payable trade	$15,198	$4,032
Accrued liabilities	6,709	2,137
Accrued employee benefits	2,814	1,419
Customer payment in advance	3,396	-
Other	3,285	2,208
	$31,402	$9,796

11.

BANK CREDIT LINE

The Company has an Aus$5,000,000 ($3,750,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at December 31, 2003.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

12.

LONG-TERM DEBT

(in thousands)	2003	2002
Corporate debt
Term loan (i)	$45,000	$-
Revolving working capital facility (ii)	-	-
Total bank indebtedness (iii)	45,000	-
Promissory note (iv)	19,443	-
	64,443	-

Project debt
Share of Alumbrera project debt (v)	57,980	-
	122,423	-
Less: current portion	41,000	-
	$81,423	$-

(i)

The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007.  Principal repayments are due on a six monthly basis, commencing December 31, 2003, and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company’s consolidated net cash flows over the consolidated debt service for the period.  The Company may repay the term loan prior to maturity without penalty.

During the year, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price.  At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%.  During the year, the effective rate amounted to 5.8%.

Also during the year, under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008.  The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised.  The fair value of these put options at December 31, 2003 is $2,030,000.

(ii)

The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, thereupon reduced to $15,000,000 until maturity date, June 30, 2008.

(iii)The bank indebtedness is secured by corporate guarantees of Luismin and Peak.  Debt issue costs of $4,242,000 have been deferred and are being amortized to earnings over the term of the debt.  An amount of $745,000 has been amortized to December 31, 2003.

(iv)

The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005.  The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom.  The promissory note is redeemable prior to maturity without penalty.

(v)

The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997.  The Company’s share of the remaining balance outstanding at December 31, 2003 is $57,980,000 of which $26,400,000 is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments.  The Company’s 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at December 31, 2003 amounted to $8,840,000.

(vi)

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)	Corporate	Project	Total
2004	$14,600	$26,400	$41,000
2005	31,943	26,400	58,343
2006	15,000	5,180	20,180
2007	2,900	-	2,900
	$64,443	$57,980	$122,423

13.

PROVISION FOR RECLAMATION AND CLOSURE

(in thousands)
At January 1, 2002	$3,831
Reclamation expenditures	(685)
Provision for reclamation	47
Amounts acquired	9,072
Disposition of liability	(1,068)
Other	74
At December 31, 2002	11,271
Reclamation expenditures	(1,854)
Provision for reclamation	793
Amounts acquired	10,063
Disposition of liability	(830)
Other	161
At December 31, 2003	$19,604

The total undiscounted amount of estimated cash flows required to settle the obligations is $29,030,000 (2002 - $13,400,000), which has been discounted using discount rates ranging from 5-7%.  Reclamation obligations at the Golden Bear mine of $1,315,000 are expected to be paid over the next two years and will be funded primarily from reclamation deposits on hand.  Certain obligations at Luismin amounting to $5,500,000 will be paid over the next three years and will be funded from operating cash flows.  The remainder of the obligations are not expected to be paid within the foreseeable future and will be funded from operating cash flows at the time.

14.

FUTURE EMPLOYEE BENEFITS AND OTHER

(in thousands)	2003	2002
Defined benefit pension plan	$2,796	$3,008
Deferred employee profit sharing	5,549	2,344
Other	2,489	-
	$10,834	$5,352

The Company has a defined benefit pension plan for certain Mexican employees.  Information on this plan is as follows:

(in thousands)	2003	2002	2001
Change in plan assets
Fair value of plan assets, beginning of year	$228	$-	$-
Increase due to acquisition of Luismin (Note 3)	-	180	-
Actual return on plan assets	16	70	-
Benefits paid	-	(14)	-
Contributions	463	-	-
Foreign exchange rate changes	(34)	(8)	-
Fair value of plan assets, end of year	$673	$228	$-
Projected benefit obligation
Benefit obligations, beginning of year	$3,147	$-	$-
Increase due to acquisition of Luismin (Note 3)	-	3,029	-
Service cost	259	149	-
Benefits paid	-	(14)	-
Interest cost	244	135	-
Foreign exchange rate changes	(257)	(123)	-
Plan amendment/past service cost	649	-	-
Actuarial (gain) loss	62	(29)	-
Benefit obligations, end of year	$4,104	$3,147	$-

Excess of projected benefit obligation over plan assets	$3,431	$2,919	$-
Unamortized past service costs	(649)	-	-
Unamortized net actuarial gain	14	89	-
Accrued net pension liability	$2,796	$3,008	$-
Employee future benefits expense
Service cost	$259	$149	$-
Interest cost	244	135	-
Expected return on assets	(25)	(8)	-
Net expense	$478	$276	$-
Significant assumptions used
Discount rate	9%	9%	-
Expected long-term rate of return on plan assets	9%	9%	-
Rate of compensation increase	6%	6%	-
Estimated average remaining service life	12 years	11 years	-

The Company has a defined contribution pension plan for certain Australian employees.  The current service cost for 2003 was $552,000 (2002 - $nil; 2001 - $nil).

15.

SHAREHOLDERS’ EQUITY

(a)

Shares issued

In May 2001 the Company completed a private placement of 11,000,000 special warrants at a price of Cdn$0.50 per special warrant (Cdn$0.55 for persons associated with the Company) for gross proceeds of $3,456,000.  Each special warrant was exchangeable, for no additional consideration, into one common share and one common share purchase warrant.  Each share purchase warrant was exercisable into one common share at a price of Cdn$0.75 per share until May 23, 2003.  The Company committed to spend $1,052,000 of these proceeds on exploration eligible for flow-through expenditures and these expenditures were subsequently made in 2002.  In 2002 and 2001, special warrants in the amounts of 9,910,000 and 1,090,000 respectively were converted to shares and share purchase warrants.

In May 2002 the Company completed a private placement to finance the Luismin purchase (Note 3) whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000.  Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing.  The special warrants were subsequently converted to shares and share purchase warrants during 2002.

In February 2003, the Company issued and sold 230,000,000 subscription receipts at Cdn$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,952,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,934,000.  Each subscription receipt was subsequently converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.  The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

In August 2003 the Company issued and sold 47,619,049 units at Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less agents’ commissions and expenses of $4,514,000.  Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003 the Company issued and sold 38,100,000 units of the Company at Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less agent’s commissions and expenses of approximately $5,103,000.  Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003, 11,355,113 of the Company’s common shares were issued as further consideration for Luismin (Note 3).

(b)

Warrants

A summary of the Company’s warrants at December 31, 2003, 2002, and 2001 and the changes for the years ending on those dates is presented below:

	Warrants Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2001	2,000,000	$1.00
Issued on exercise of special warrants	1,090,000	0.75
At December 31, 2001	3,090,000	0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89
At December 31, 2002	64,549,997	1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76
At December 31, 2003	155,308,119	$2.05

The following table summarizes information about the warrants outstanding at December 31, 2003:

Expiry Date	Warrants Outstanding	Exercise Price (Cdn$)
May 30, 2007	112,461,095	$1.65
August 25, 2008	42,847,024	3.10
	155,308,119

(c)

Share purchase options

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants.  The maximum term of any option may be ten years, but generally options are granted for five years or less.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  At December 31, 2003 there were 2,057,566 (2002 - 4,818,000) options available for grant under the plan.

A summary of the Company’s options at December 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

	Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2001	5,194,263	$0.49
Granted	5,342,058	0.50
Exercised	(1,988,520)	0.35
Expired	(1,900,800)	0.47
Forfeited	(528,487)	0.86
At December 31, 2001	6,118,514	0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08
At December 31, 2002	8,258,890	0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24
At December 31, 2003	24,470,863	$2.03

The following table summarizes information about the options outstanding at December 31, 2003:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Exercise Price of Options Outstanding (Cdn$)	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price of Options Exercisable (Cdn$)	Weighted Average Remaining Life of Options Exercisable
$0.35 to $0.86	2,221,202	$0.53	1.6 years	2,221,202	$0.53	1.6 years
$1.10 to $1.92	13,379,661	1.47	3.7 years	12,491,667	1.49	3.7 years
$3.25	8,870,000	3.25	4.9 years	8,870,000	3.25	4.9 years
	24,470,863	$2.03	4.0 years	23,582,869	$2.06	4.0 years

Share purchase options with a fair value of $467,000 were granted to non-employees in 2003 (2002 - $93,000; 2001 - $317,000).  The compensation expense (2003 - $467,000; 2002 - $199,000; 2001 - $211,000) is charged to operations over the vesting period.

The following table summarizes information about options granted during 2003:

Date Granted	Expiry Date	Share Purchase Options Granted	Exercise Price (Cdn$)
February 2003	February 2006	4,445,000	$1.40
June 2003	June 2008	9,450,000	1.60
August 2003	August 2008	200,000	1.92
November 2003	November 2008	8,870,000	3.25
		22,965,000

Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

(in thousands, except per share amounts)	2003	2002	2001
Net earnings (loss)	$57,659	$5,602	$(10,733)
Compensation expense of employees	(15,925)	(923)	(415)
Pro forma net earnings (loss)	$41,734	$4,679	$(11,148)
Pro forma basic and diluted earnings (loss) per share	$0.10	$0.03	$(0.19)

Pro forma compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 60% (2002 – 70%; 2001 – 62%;), an annual risk free interest rate of 4% (2002 – 5%; 2001 – 5%) and expected lives of three years (2002 - five years).  The weighted average fair value of options granted to directors, officers and employees during 2003 was $0.69 (2002 - $0.45; 2001 - $0.15).

16.

SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	Note	2003	2002	2001
Change in non-cash working capital
Accounts receivable		$12,235	$(516)	$(181)
Product inventory and stockpiled ore		(8,220)	501	1,314
Supplies inventory		(1,524)	130	65
Accounts payable and accrued liabilities		4,282	(2,098)	318
Income taxes payable		370	38	-
Other		(554)	(296)	107
		$6,589	$(2,241)	$1,623
Non-cash financing and investing activities
Promissory note issued	12 (iv)	$25,000	$-	$-
Shares issued on acquisition of Luismin	3 (a)	22,367	6,805	-
Shares issued on conversion of special warrants	15	-	85,178	346

Common shares issued to pay royalties	-	-	356
Marketable securities received on sale of property, plant and equipment	1,263	207	2,636
Operating activities included the following cash payments
Interest paid	$4,357	$120	$13
Income taxes paid	489	227	104

17.

RELATED PARTY TRANSACTIONS

Consulting and other expenses for 2003 of $2,288,000 (2002 - $1,512,000; 2001 - $373,000) were paid to corporations with directors in common and $nil (2002 - $nil; 2001 - $13,000) to a director of the Company.  Restructuring expenses of $nil (2002 - $nil; 2001 - $80,000) were paid to corporations with common directors or ex-directors.  Administration expenses for 2003 of $nil were recovered from companies with directors in common (2002 - $10,000; 2001 - $32,000).

In connection with the private placement in May 2001, the Company entered into an agreement with Endeavour Financial Corporation (“Endeavour”).  Corporations and persons associated with Endeavour purchased most of the private placement and Endeavour arranged the private placement.  The original agreement was to May 2002 and has been subsequently extended on a monthly basis.  The agreement requires the Company to pay $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  Two directors of Endeavour are directors of the Company.

18.

COMMITMENTS

Commitments exist at Alumbrera and Peak for capital expenditures in 2004 of $2,132,000.  The Company rents premises and leases equipment under operating leases that expire over the next nine years.  Operating lease expense in 2003 was $2,154,000 (2002 - $880,000; 2001 - $125,000).  Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2004	$1,616,000
2005	831,000
2006	329,000
2007	204,000
2008	166,000
3,146,000
Thereafter	624,000
Total minimum payments required	$3,770,000

19.

SEGMENTED INFORMATION

The Company's reportable operating and geographical segments are summarized in the table below.  Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being “Mexico”.  Combined statements of operations include the Company’s 37.5% interest in Alumbrera as if it had been proportionately consolidated at 25% from March 18 to June 23, 2003, and then at 37.5% from June 24, 2003.

	2003
(in thousands)	Mexico	Australia	Argentina	Corporate	Consoli-dated	Adjustments	Argentina	Combined
Statements of Operations
Sales	$66,251	$36,475	$109,907	$-	$212,633	$(109,907)	$142,141	$244,867
Cost of sales	34,422	24,301	33,231	-	91,954	(33,231)	45,795	104,518
Depreciation and depletion	6,242	4,254	21,897	-	32,393	(21,897)	29,589	40,085
Other	259	1,270	2,976	-	4,505	(2,976)	3,784	5,313
	40,923	29,825	58,104	-	128,852	(58,104)	79,168	149,916

Earnings from mining operations	25,328	6,650	51,803	-	83,781	(51,803)	62,973	94,951
General and administrative expenses	(4,816)	-	-	(4,838)	(9,654)	-	-	(9,654)
Interest and finance fees	(264)	(46)	(1,919)	(2,089)	(4,318)	1,919	(3,043)	(5,442)
Other (expenses) income	(1,665)	156	1,304	5,775	5,570	(1,304)	1,721	5,987
Equity in earnings of Minera Alumbrera Ltd	-	-	-	7,324	7,324	(7,324)	-	-
Earnings before income taxes	18,583	6,760	51,188	6,172	82,703	(58,512)	61,651	85,842
Income tax (expense) recovery	(7,781)	(1,483)	(15,356)	(424)	(25,044)	15,356	(18,495)	(28,183)
Net earnings	$10,802	$5,277	$35,832	$5,748	$57,659	$(43,156)	$43,156	$57,659

			2003
(in thousands)	Mexico	Australia	Argentina	Corporate	Consoli-dated
Balance Sheets
Cash and cash equivalents	$7,762	$521	$56,054	$87,541	$151,878
Other current assets	9,520	5,666	56,420	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	340	583,911
Other non-current assets	4,619	6,098	59,170	12,427	82,314
	$315,271	$51,429	$422,701	$101,604	$891,005
Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$1,601	$36,296
Long-term debt	-	-	57,980	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	1,314	176,168
Inter-company balances	189,307	32,967	235,373	(457,647)	-
Shareholders’ equity	15,792	5,277	43,156	491,893	556,118
	$315,271	$51,429	$422,701	$101,604	$891,005
Capital asset expenditures	$15,780	$9,653	$3,411	$166	$29,010

		2002			2001
(in thousands)	Mexico	Corporate	Consol-idated	Corporate	Other	Consol-idated
Statements of Operations
Sales	$34,693	$-	$34,693	$9,010	$-	$9,010
Cost of sales	19,355	-	19,355	5,452	-	5,452
Depreciation and depletion	3,028	-	3,028	324	-	324
Other	75	-	75	1,731	-	1,731
	22,458	-	22,458	7,507	-	7,507
Earnings from mining operations	12,235	-	12,235	1,503	-	1,503
General and administrative expenses	(3,899)	(2,430)	(6,329)	(2,516)	-	(2,516)
Interest and finance fees	(82)	(405)	(487)	(13)	-	(13)
Other (expenses) income	(653)	3,289	2,636	(3,252)	(6,301)	(9,553)
Earnings (loss) before income taxes	7,601	454	8,055	(4,278)	(6,301)	(10,579)
Income tax (expense) recovery	(2,611)	158	(2,453)	(154)	-	(154)
Net earnings (loss)	$4,990	$612	$5,602	$(4,432)	$(6,301)	$(10,733)

		2002
(in thousands)	Mexico	Corporate	Consol-idated
Balance Sheets
Cash and cash equivalents	$6,223	$16,713	$22,936
Other current assets	9,064	2,334	11,398
Property, plant and equipment	110,654	242	110,896
Other non-current assets	5,613	1,255	6,868
	$131,554	$20,544	$152,098
Current liabilities	$9,402	$510	$9,912
Other non-current liabilities	32,009	2,123	34,132
Inter-company balances	85,153	(85,153)	-
Shareholders’ equity	4,990	103,064	108,054
	$131,554	$20,544	$152,098
Capital asset expenditures	$4,681	$533	$5,214

20.

SUBSEQUENT EVENTS

On January 9, 2004 the Company acquired a 100% interest in the Amapari gold project in Brazil for total consideration of $113.5 million including acquisition costs.  Of the purchase price, $25 million was paid in cash and the remainder by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

The acquisition of Amapari has been accounted for using the purchase method.  The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	87,300
Acquisition costs	1,200
$113,500
Net assets acquired:
Cash	$300
Non-cash working capital	(2,000)
Property, plant and equipment	130,400
Debt, due in 2004	(15,200)
$113,500